Exhibit 99.3

7 May 2019

Dear Shareholder

Tiziana Life Sciences plc (the “Company”)

Notice of Availability of Notice of Annual General Meeting and accompanying documents on Website

Please accept this letter as notification that the Company has published on its website, www.tizianalifesciences.com (the “Website”) a Notice of its Annual General Meeting to be held at 10:00 a.m. on 31 May 2019 at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS.

The Company released its annual accounts for the year ended 31 December 2018 on 3 April 2019, and those may be found on the Website.

Please find enclosed your proxy-voting card for the meeting. Please ensure that you use this proxy card if you wish to register your votes. Alternatively, you may submit your proxy votes electronically using the Share Portal Service at www.signalshares.com

For future general meetings, we will be removing paper from the voting process to further reduce any environmental impact. A faster and more secure method of voting online is available via the shareholder portal at www.signalshares.com. You can, however, request a paper proxy if you wish by contacting Link Asset Services at the appropriate time.

The documents are located in the “Investor Relations” section of the Website.

If you wish to receive a paper copy of the documents, or if you wish to revoke your consent to receive certain shareholder communications electronically, then please contact the Company’s registrars, Link Asset Services, The Registry, 34 Beckenham Road, Kent BR3 4TU.

Yours faithfully

Gabriele Cerrone

Chairman

Tiziana Life Sciences plc Registered office: 3rd Floor, 11-12 St James’s Square, London SW1Y 4LB Registered in England No. 03508592